Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04035734

By Airmail

14th July 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C.20549
U.S.A.

SUPPL

RECEIVED
2004 JUL 26 A 10:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a notification dated 14th July 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 26 2004
THOMSON
FINANCIAL

dlw
7/26

www.jardines.com
Incorporated in Bermuda with limited liability

[Cng/VK/2004/div2004jul/p.4]

Regulatory Announcement

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Notice of Results
Released	10:11 14-Jul-04
Number	8247A

JARDINE STRATEGIC HOLDINGS LIMITED
2004 Interim Results Announcement Date

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2004 of the above Company will be considered is Wednesday, 4th August 2004.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

14th July 2004

www.jardines.com

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